EXHIBIT 12.1

SPECTRA ENERGY PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$38.5	$49.4	$42.3	$21.4	$28.1
Fixed charges	18.6	17.7	9.0	9.1	8.9
Distributed income of equity investees	71.7	22.7	20.3	181.8	13.7
Deduct:
Interest capitalized	0.2	0.1	0.9	0.8	0.5

Total earnings (as defined for the Fixed Charges calculation)	$128.6	$89.7	$70.7	$211.5	$50.2

Fixed charges:
Interest on debt, including capitalized portions	$18.0	$17.1	$8.6	$8.7	$8.7
Estimate of interest within rental expense	0.6	0.6	0.4	0.4	0.2

Total fixed charges	$18.6	$17.7	$9.0	$9.1	$8.9

Ratio of earnings to fixed charges	6.9	5.1	7.9	23.2	5.6